Filed by Huntsman Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

The following are excerpts from a transcript of Huntsman Corporation’s Q2 2026 earnings conference call held on July 31, 2026 relating to the proposed transaction between Olin Corporation and Huntsman Corporation.

Huntsman Corporation Q2 2026 Earnings Conference Call

MANAGEMENT DISCUSSION SECTION

Peter R. Huntsman

Chairman, President & Chief Executive Officer, Huntsman Corp.

On the 16th of June, we announced a merger of equals with Olin Corporation. Since that time, we've had the opportunity to visit one-on-one with the majority of our largest shareholders. If I had to summarize my feelings towards this transaction, it would be in the answer that I shared when I was asked if I could do anything different than what had been done. My response was that I wish I had met Ken Lane a year earlier and that we were here today earning materially more than we otherwise would be earning. Regardless of market conditions, whether they improve or continue to languish, our company and shareholders will be better off with this proposed merger.

If this transaction was a year behind us, we would be today well on our way to achieving an additional $300 million in synergies. We would be earning more through newfound commercial opportunities that are not even part of our $300 million in synergies. We would have a stronger balance sheet that would be improving quarter by quarter. In short, should today's market conditions continue through next year, we will be better off than we are today. Should markets improve, we will be the benefactors of not only the forthcoming synergies, but also higher combined volumes and greater integration. Either way, this positions us to improve regardless of market conditions.

I have been impressed with the strong collaboration and interaction between the Huntsman and Olin teams that are advancing our closing at a rapid pace. Our teams will be ready on day one of closing to commence with achieving our outlined synergies. Between now and closing, we will continue to focus on creating as much shareholder value as possible. Following the completion of this transaction, we'll be able to achieve far more.

QUESTION AND ANSWER SECTION

Frank J. Mitsch Analyst, Fermium Research	Q

I hear you. Obviously, though PMIs have actually ticked positive. So that's on the plus side of the equation. But if I could also other than what would you do differently, what else have you been hearing from investors regarding the Olin merger, or probably said a different way, what might be the investment community be missing given on how the shares have been trading? Thank you.

Peter R. Huntsman Chairman, President & Chief Executive Officer, Huntsman Corp.	A

I'm not sure that the investment community is missing a whole lot, as much as – this industry is – I'll borrow the – what is it, the Missouri that's the show me state. I think that once you can actually get a transaction closed, show me that you're going to get the synergies that you said you're going to get on a timely basis. Show me the difference of what two companies together, one and one adds up to three. Show me this and I'll reward you with the commensurate results. And I think that the market feedback that I personally am getting is that this makes sense. I like the integration. Let's remember that chlorine and that the entire line of raw materials that we're presently buying from chlorine to caustic to epi to LER to EDC. This is the only major supply chain that every single one of the divisions within Huntsman consumes today. And it affects every one of our businesses. We really have a material opportunity here to improve our economics and to be more competitive on a global basis. And as we see the results of this coming through, I think that the market will be very quick and will be very generous in the reward.

Hassan I. Ahmed Analyst, Alembic Global Advisors LLC	Q

Understood. And as a follow-up on the merger with Olin, again going back to the question around your conversations with investors, I mean, are you getting any pushback on the cost synergy numbers? And again, I just wanted to sort of seek some clarification around that. I mean, at least in my mind, part of the cost synergy is obviously the integration of chlorine into your polyurethane asset base, but also part of the synergy, cost synergy would be the incremental caustic that would sort of be sort of produced as a result of Olin taking up those operating rates to feed into your polyurethane system. So, I mean, are you sort of seeing investors sort of quiz the – question that or, I mean, is there some confusion around that?

Peter R. Huntsman Chairman, President & Chief Executive Officer, Huntsman Corp.	A

No, I think – Hassan, I think it's a very good and fair question. I think that our industry is notorious for cost savings that don't always fall to the bottom line. And you see these massive cost saving programs that are initiated over a two or three-year period. In the other two or three-year period, you're kind of asking yourself, well, which one was it. Either the industry collapsed or you got zero cost savings, because I don't really see a whole lot of difference in the bottom line. One of the things that literally in our very first conversations that Ken and I had on a one-on-one basis, this was something that was very important. If this deal is going to go forward, we're going to have to have real substantive synergies that make sense. We got our senior teams together. They've met multiple times on a face-to-face basis, on an ongoing basis over the last couple of months. And we have a bucket of about $300 million, say, that $75 million of that is purchasing logistics. That's pretty straightforward, yet you're purchasing people together. They're buying products. We're buying products. Many of those are the same products. Who's buying at a better rate? Great. You've got a cost savings there.

We look at the overlap between our epoxy businesses. We think that the combination of the two businesses coming together make for a stronger, a more competitive, a more capable company that is able to compete on a global basis. But you've also got overlapping areas where you have an opportunity to become more efficient there. That was approximately another $75 million. That also included – between those two areas, that also included added integration that comes by consuming more chlorine, more epi, more LER, more EDC. And as you do that, you're obviously producing and generating internally more caustic credit for that. So that's kind of the two buckets of $75 million. And then you've got a $150 million of SG&A. Obviously, the combined companies don't need two CEOs. Obviously, we don't need two CFOs. We don't need two independent board of directors and the associated cost filings, two audits, two this.

So as you start going through all of that, we think that $150 million was a number that was eminently achievable and that after a two-year basis, the vast majority of these savings would be incurred. Now there's another $100-plus million. And I say plus because that's just not only chlorine savings, but it's also caustic value that's generated from that chlorine savings. And that's merely a contract that exists with a chlorine supplier today that is not Olin obviously. Huntsman will continue to honor that contract. And OlinHuntsman will continue to honor that contract through its duration. When it is complete, we will be supplying that internally. And we believe that that will be the benefit that will come from that. So it's very straightforward. It's just a question of opening up a valve through an existing pipeline, through a system that we've used in the past and being able to take advantage of that.

So the $300 million of synergies plus another $100 million, that is the replacement. And none of that did I outline any commercial opportunities wherein by being more competitive, by having a more competitive cost basis that we're able to go out and get new customers and that we're able to take our technologies of both companies coming together and capitalize on that. So again, I believe that in order to have the full benefit of these synergies, you're going to have to offset on an ongoing basis your inflation pressures on your cost system. And when you can demonstrate that you truly have a combined package of $400 million of synergies, you're able to have the integration, you're able to have the new commercial opportunities, you're able to have your ongoing efficiency programs to offset inflation in addition to the synergies that I've just outlined, that's what will fundamentally make what I believe when I say one and one make three.

The EBITDA benefit from that, the multiple on that will create roughly the value of a standalone Huntsman or a standalone Olin today. And you're essentially creating an entity through those cost savings that is equal to either one of us on a standalone basis. So Hassan, I am sorry, that was way long of an answer here, but it's one that I think that people are rightly focused on. It's one that people should rightly be focused on and should be questioning. And it's one that we feel very confident that from day one, we've been able to have these as a bottom-up number and calculation and not just some third-party consultant coming in and saying, let's take 5% or whatever of your revenues, and that should be your target.

David Begleiter Analyst, Deutsche Bank Securities, Inc.	Q

Got it. And in the filing you guys put out, you did provide some projections of EBITDA. Specifically in 2027, roughly $500 million. Could you talk to that projection? And I know things have constantly changed here, but maybe how you think about that number sitting here today.

Philip M. Lister Chief Financial Officer & Executive Vice President, Huntsman Corp.	A

Yeah. David, it's Phil. Yeah, as we put together projections and we looked out through the time period for the S-4, we assumed a continued improvement in economies around the world. Pickups in construction, nothing significant. Housing not moving back up to 2018, 2019, but fairly moderate improvements in housing activity as you move from 2026 into 2027. Continued improvements in our power, our aerospace businesses in Advanced Materials, and in general sort of a moderate improvement as we move towards what we call sort of [ph] more cycle (00:26:40) average earnings as you move through 2028.

John Roberts Analyst, Mizuho Securities	Q

Thank you. Do you think your deal with Olin will cause your current chlorine and EDC suppliers to deal with Huntsman differently until you can switch over?

Peter R. Huntsman Chairman, President & Chief Executive Officer, Huntsman Corp.	A

No, I certainly wouldn't expect them to. We've got contracts that we're honoring and I know most of the leadership of those companies. They're going to honor those contracts as much as we do. I don't see anything there that would change the outlook at all.

John Roberts Analyst, Mizuho Securities	Q

Do the contracts at least go out as far as until you can do the switchover?

Peter R. Huntsman Chairman, President & Chief Executive Officer, Huntsman Corp.	A

Yeah. So I mean, we – I mean, I wish they weren't going out as long as they are, but as I said earlier, those area contracts that will be honored. And the largest and longest contract that we have in the Americas is the one that I made reference to earlier that ends at the end of 2030.

Philip M. Lister Chief Financial Officer & Executive Vice President, Huntsman Corp.	A

But as we said, John, we've got many other products which are moving from Olin's portfolio into Huntsman's EDC, epi, LER and also caustic. And we'll take advantage of those as and when we're able to and we've already assumed that we'll get some synergies pretty early on once the deal is actually consummated.

Laurence Alexander Analyst, Jefferies LLC	Q

So I want to just touch on two things quickly, if possible. One is, does the merger open up scope for pruning or divestitures within your portfolio to accelerate the deleveraging? Can you just give a sense of like what fits versus what is nice to have or maybe it doesn't fit so well on the kind of merged portfolio basis from your perspective?

And then secondly, just on innovation, can you update on two fronts? One, kind of with the discussion around the composite materials going into aerospace and so on and the demand there, what your current perspective is on MIRALON and whatever happened to sort of scaling that up over time? And then secondly kind of the strategy around the polyurethane derivatives business or downstream business, the innovation efforts you were doing there, can you give a sense of for how much that is adding to the growth? I realize it's swamped by the end market swings. But in terms of a compound effect, kind of how much traction have those efforts had over the last couple of years and what does that set up for the next few years?

Peter R. Huntsman Chairman, President & Chief Executive Officer, Huntsman Corp.	A

Yeah, Laurence, thanks. Great question. I think that when you look at portfolio management, that's going to be a decision that would be made by the new CEO of OlinHuntsman, Ken Lane, obviously with the input of his management team and also that of the board of directors and looking over that entire portfolio. I think any prudent company has to be able to look at their asset base and what impact do those assets have, where's the value of those assets. The larger your portfolio is I think is the general rule of thumb, not just in chemical industry, but across the board. The larger your portfolio is, the more flexibility you have. If you're a relatively small company and you've got two divisions, you don't have a lot of optionality of getting rid of one of those divisions because you may end up being so small, you can't afford to get that small and cut the company in half. If you've got a larger portfolio with more entities and different forms of integration, so forth, I think you've got more flexibility there. So again, probably a frustrating answer to you in the sense that I'm not going to get in obviously in the various products or divisions or entities and so forth. But I think that this does give both companies, once they're together, greater flexibility to assess their assets and to more aggressively achieve their objectives of deleveraging and having a strong balance sheet.

As I think about MARILON and the overall products that we see there, I think that we've – if I were just to put it in the simplest of terms, the product that we're producing today is being very well-accepted by customers. And our challenge that is before us today is how do we scale that production up as quickly as possible and as successfully as possible. I'd rather have that challenge than the challenge that we're able to make a lot of product that nobody wants. So we're able to make something that the customers have been able to utilize. They've seen the benefit of it. Now, our challenge is to make sure that we've got the ability to increase our capacity, thus lowering the cost per ton of production. And I believe that we're well on that path. Again, as I said earlier, same with synergies. Show me the output and show me the results. And I think you get credit for it, and I think we're much closer to achieving that than we were a quarter or two ago.

As we look at our downstream derivatives in Polyurethanes, I believe that we have – looking at our insulation business, looking at our adhesives, our elastomers, our ACE businesses that we talked about earlier, we're going to continue to build on those. I think we've got a very good product pipeline. The investment we made a few years ago in the Patriot product in Louisiana to further derivatize downstream. Our capacity gives us the ability in China, gives us the ability in Europe and gives us the ability in North America to take more pounds than we've ever had before and derivatize those into greater value-added components. And that's going to be an important part of our strategy going forward.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin Corporation (“Olin”) and Huntsman Corporation (“Huntsman”). In connection with the proposed transaction, Olin and Huntsman have filed and intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4, as filed on July 2, 2026 and as amended on July 10, 2026 (the “Form S-4”), in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 contains a joint proxy statement/prospectus of Olin and Huntsman. The registration statement was declared effective by the SEC on July 13, 2026 and Olin filed a prospectus and each of Olin and Huntsman filed a definitive proxy statement, respectively, and commenced mailing the definitive joint proxy statement/prospectus on July 13, 2026 to each of the shareholders of Olin and stockholders of Huntsman entitled to vote on their respective transaction-related proposals at the respective special meetings. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman from the SEC’s website at http://www.sec.gov, on Olin’s website at https://olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at https://www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March 20, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 19, 2026, June 3, 2026 and June 18, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June 3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, are set forth in the registration statement, the definitive joint proxy statement/prospectus and other relevant materials filed with and to be filed with the SEC relating to the proposed transaction. You may obtain these documents free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this communication speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this communication whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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